Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MBT Bancorp

Commission File No.: 000-12422

Set forth below is a letter from Mr. Donald A. W. Patterson, President of MBT Bancorp, to the shareholders of MBT Bancorp regarding the proposed merger transaction between MainSource Financial Group and MBT Bancorp.

April 8, 2014

Dear Shareholder:

Along with a copy of the MBT Bancorp 2013 Annual Report, we have enclosed a very important press release issued yesterday related to a proposed merger of MBT Bancorp and MainSource Financial Group, Inc. (MainSource) of Greensburg, Indiana.  The transaction would involve an exchange of your MBT Bancorp shares for shares of MainSource and/or cash, as described in the press release.

There will be a special meeting of the shareholders of MBT Bancorp in the near future to vote on the merger agreement.  We will send you a notice and proxy materials for that meeting, which will include the recommendation of MBT Bancorp’s Board of Directors.  In the meantime, if you have any questions concerning the matter, please feel free to contact me directly.

Sincerely,

Donald A. W. Patterson

Important Information for Investors and Shareholders

In connection with the proposed merger, MSFG will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of MBT Bancorp (MBT) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”.

MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This letter and the press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.